CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

August 25, 2006

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0304

RE:     LDG, Inc.
Form SB-2
SEC file No. 333-12266

Dear Mr. Reynolds:

In response to your letter of comments dated May 19, 2006, please be advised as follows:

General

1.I did not identified Mr. Conklin as a principal. Mr. Conklin is not a principal or promoter. He is the spouse of the president. He is trying to help her with the responses to your comments.

Management's Discussion and Analysis or Plan of Operation

2. The business risk has been disclosed and clarified.

3. The disclosure has been revised.

4. A copy of the private placement memorandum has not been filed as correspondence pursuant to Mr. Zitko's conversation with Tasha of my office.

5. The language has been revised.

Securities and Exchange Commission
RE:     LDG, Inc.
Form SB-2
No. 333-12266
August 25, 2006

6. The language has been revised and clarified.

7. The language has been deleted.

Recent Sale of Unregistered Securities.

8. On May 25, 2006, I advised you that, "... I believe the disclosure is in compliance with Item 701 of Reg. S-B. I note that you have requested the facts and circumstances relied upon to make the exemption available for "each transaction." I note further that Item 701 does not contain the language you use, but states, "...the facts relied upon to make the exemption available." I would like you to advise me of one registration statement that you required the facts and circumstances surrounding "each" sale in a Reg. 506 private placement to be disclose. I did not receive a response from you. The foregoing was filed on EDGAR as correspondence.

9. On May 25, 2006, I advised you that, "Pursuant to my telephone conference with John Zitko, attached is a copy of the birth record for Kelly Sambrick which was furnished to me by her father, Frank Sambrick." The foregoing was filed on EDGAR as correspondence.

Statement of Stockholders Equity.

10. The equity information has been revised.

11. The financial statements have been updated and included accountants consent.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

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